Exhibit 99.1

Sundial Announces Extension of Credit Facility Waiver Agreements

CALGARY, June 1, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announced that the Company's senior lenders have amended the terms of the May 14, 2020 waivers and agreements extending the required completion of defined milestones to June 5, 2020.

Sundial continues discussions with its lenders to restructure its credit agreements to strengthen the Company's overall financial flexibility and capital structure.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the credit re-structuring plans of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 21:08e 01-JUN-20